NEWS RELEASE

RepliCel Presents its Technology
 Development and Commercialization Plans for Japan at Kanagawa Regenerative Medicine Industry Conference

Kanagawa Regeneration and Cell Medical Industry Network Organizers Invite RepliCel to Participate in Foreign Company Pitch Session

VANCOUVER, BC, CANADA – 18 February 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced its President and CEO, R. Lee Buckler, will present today at the RINK Festival hosted by the Regenerative Medicine & Cell Therapy Industrialization Network of Kanagawa (RINK), Kanagawa Prefecture.

The annual event is held to strengthen connections and collaborations in the regenerative medicine industry in Japan. A link to RepliCel's presentation (English audio and Japanese text) will be posted shortly after the event. To learn more, visit https://rinkrink.jp/2021.

RepliCel is participating at the express invitation of the Canadian office of the Japan External Trade Organization (JETRO) which is one of the event sponsors along with Japan's Forum for Innovative Regenerative Medicine (FIRM), Japan's Ministry of Economy, Trade and Industry (METI), the Japan Ministry of Economy, Trade and Industry Patent Office, the Kansai Regenerative Medicine Industry Consortium (KRIC), Kyoto Institute of Advanced Technology (ASTEM), Keio University, Life Science Innovation Network Japan (LINK-J), Japan Biotech Council, Kanagawa Prefectural Industrial Technology Research Institute (KISTEC), Shonan Health Innovation Park (iPark), Quebec Government Office in Japan, and Mizuho Information Research Institute Co., Ltd.

About RepliCel's Programs in Japan

RepliCel signed its first co-development and licensing agreement with a Japanese partner in 2013 for a product currently in ongoing clinical research in Japan.

RepliCel is currently laying plans for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway with two well-respected clinical professors of orthopedic sports medicine and clinical dermatology. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

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